Filed by Central Pacific Financial Corp.
Pursuant to Rule 425 of the
Securities Act of 1933, as amended, and
deemed filed pursuant to Rule 14a-6 under the
Securities Exchange Act of 1934, as amended
Subject Company: CB Bancshares, Inc.
Commission File No. 333-104783

The following letter was distributed to shareholders of Central Pacific Financial Corp. on August 23, 2004.

August 23, 2004

RESPECTFULLY REQUESTING YOUR
PROMPT, IMPORTANT RESPONSE

Dear Shareholder:

        By now you may be asking yourself: "Why am I receiving yet another letter from Central Pacific regarding my vote?"

        The answer is quite simple: Your vote is important and, as of August 20, 2004, we have not yet received your proxy for the September 13 Special Shareholders' Meeting.

75% VOTE REQUIREMENT

        Central Pacific Financial Corp. will acquire CB Bancshares, but only if, among other conditions, Central Pacific shareholders approve the merger proposal.

        Hawaii law requires that we receive the approval of 75% of all of Central Pacific's outstanding voting shares. As such, every single vote is important. In fact, if you fail to vote it will have the same effect as a vote 'against' the merger.

        We believe the merger will benefit all Central Pacific shareholders, our customers and the community. To make it happen, however, we need your support.

PLEASE VOTE TODAY

        We respectfully request your cooperation, support and response. Please sign, date and promptly mail your enclosed proxy.

        If you have already returned your proxy, please accept our thanks and disregard this request. Thank you for your continued support.

Sincerely,

Board of Directors
Central Pacific Financial Corp.

YOUR VOTE IS IMPORTANT

        Please help your company save additional solicitation costs by signing, dating and mailing your proxy today. Remember, a failure to vote is equivalent to a vote "against" the merger agreement. Internet and telephone voting are also available. Please refer to your proxy for instructions. Street name shareholders: Your broker or bank cannot vote your shares unless it receives your instructions. Please return your proxy immediately. If you have any questions, or need assistance, please call CPF, attention David Morimoto, at (808) 544-0500. You may also call D. F. King & Co., Inc., toll-free, 1-888-644-5854.

Important Legal Information

        This document contains forward-looking statements. Such statements, which are based on the current assumptions, beliefs and expectations of management and describe future plans, strategies and expectations, are generally identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and other similar expressions. Management's ability to predict results or the actual effect of plans and strategies is inherently uncertain, and actual results may differ from those set forth in the forward-looking statements.

        CPF has filed a registration statement on Form S-4 to register shares of CPF common stock to be issued in this transaction. The registration statement includes a definitive joint proxy statement/prospectus for solicitation of proxies from CPF and CBBI shareholders, in connection with meetings of such shareholders at a date or dates subsequent hereto. Investors and security holders are urged to read the registration statement and the definitive joint proxy statement/prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. Investors and security holders may obtain a free copy of documents filed with the SEC at the SEC's Internet web site at (www.sec.gov). Such documents may also be obtained free of charge from CPF by directing such request to: Central Pacific Financial Corp., 220 South King Street, Honolulu, Hawaii 96813, Attention: David Morimoto, (808) 544-0627; or from CBBI by directing such request to: CB Bancshares, Inc., 201 Merchant Street, Honolulu, Hawaii 96813, Attention: Investor Relations, (808) 535-2500.